UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 11, 2003

Elizabeth W. Powers
LoBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5398

Re: IDACORP, Inc.
Incoming letter dated March 10, 2003

Dear Ms. Powers:

This is in response to your letter dated March 10, 2003 concerning the shareholder proposal submitted to IDACORP by William Gene Rorick. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Gene Rorick
19984 Haida Rd.
Apple Valley, CA 92307

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

WRITER'S DIRECT DIAL:
(212) 424-8662

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

1934 Act
Rule 14a-8(e)(2)

March 10, 2003

VIA FEDEX

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: IDACORP, Inc. -- Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by William Gene Rorick (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held on May 16, 2003. The Company received the Proposal on March 3, 2003. We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's 2003 proxy materials (the "2003 Proxy Materials"), pursuant to Rule 14a-8(e)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

A copy of the Proposal and the Supporting Statement is enclosed as Exhibit A.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter and the Proposal and the Supporting Statement. We are forwarding a copy of this letter to the Proponent as required.

Grounds for Omission of the Proposal

We believe that the Proposal and the Supporting Statement may be properly omitted from the 2003 Proxy Materials because the Proposal and the Supporting Statement were submitted after the deadline specified in Rule 14a-8(e)(2).

Pursuant to Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed the deadline for submitting shareholder proposals in its 2002 definitive proxy statement, which stated that "any shareholder who wishes to submit a proposal for inclusion in the joint proxy materials pursuant to Rule 14a-8 must submit such proposal to the Secretary of [the Company] on or before December 9, 2002." This information appeared on page 26 of the Company's 2002 definitive proxy statement.

The Company received the Proposal and the Supporting Statement, which were not dated, on March 3, 2003, nearly three months after the deadline. Pursuant to Rule 14a-8(f)(1), the Company did not need to notify the Proponent of his failure to submit the Proposal and the Supporting Statement by the deadline because this deficiency cannot be remedied.

Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety from the 2003 Proxy Materials pursuant to Rule 14a-8(e). Pursuant to Rule 14a-8(j)(1) and Rule 14a-8(f)(1), we further request that the Staff permit the Company to submit this letter less than 80 days prior to the date that the Company intends to file its definitive 2003 Proxy Materials.

Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2003 Proxy Materials and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

The Company expects to file proxy materials with the Commission on April 7, 2003 and therefore respectfully requests a prompt response.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 424-8662. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely yours,

Elizabeth W. Powers

Elizabeth W. Powers

Encl.
cc: Mr. William Gene Rorick

EXHIBIT A

Idacorp, Inc.
P.O. Box 70
Boise, Idaho 83707
Attn. Jess Beaman

SHAREHOLDER PROPOSAL

I have invested in various utility stocks for more than forty years. During the earlier part of this period, I owned stock in ten different utilities. Every few years one or two of these would have a poor year, resulting in a loss and usually a dividend reduction or elimination. I could not help but notice that these poor performances always occurred at the company with the highest paid CEO. This was almost always followed by a nice raise for this individual. It certainly appeared that there needed to be a better alignment of interest between the management and the stockholders. I have come up with what I feel is a good plan to accomplish this end. The plan is fairly simple. The details follow herewith.

The salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows:
All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they shall receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change. Any future change will require a majority vote of the stockholders. Management employees will then have two means of increasing their salary. The first is by effective operation of the business, resulting in improved profit and increased dividends. In this case their salaries would increase by the same percentage as the dividends. Of course if the dividends went down, top management salaries would decrease by the same percentage. The other means of getting a positive salary adjustment would be to get a promotion, in which case the quarterly bonus would be calculated using the fixed number of shares used for the new position.

Stock options issued to these employees have the effect of immediately diluting the effect of the shareholders votes. Any outstanding options that have not been activated are hereby cancelled and no future options shall be issued.

Any court action negating any portion of this stockholder action shall not invalidate the remainder.

ARGUMENTS FOR ADOPTION OF THE PROPOSAL

It will be argued by many, that having management hold stock will insure a greater common interest with the stockholders. I feel that these votes will be used mostly to promote management interests where these are different than stockholders. Note the management position on these proposals. Management is free to buy their stock in the same manner as other outside stockholders.

There will be statements that many times the poor operating results are or were beyond the control of management and hence they should incur no pay penalty. The same is surely true of the stockholders, who have even less direct control. Management should be willing to accept the same risks as the shareholders.

If this proposal is voted on favorably by the stockholders, it will do much to establish or reestablish that the corporation belongs to the stockholders and that management is hired by the shareholders to operate the business on their behalf. As corporations grow the stockholders tend to lose control. Every time there is a merger, cumulative voting seems to get lost. Proposals like this will help establish ownership rights.

Wm. G. Rorick

William Gene Rorick
19984 Haida Rd.
Apple Valley, CA 92307

SS 485-28-0378

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated March 10, 2003

The proposal relates to compensation.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(e)(2) because IDACORP received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Special Counsel